Contact

www.linkedin.com/in/tom-buday-796a668 (LinkedIn)

Top Skills

FMCG
Customer Insight
Marketing Strategy

Languages

English (Native or Bilingual)
French (Professional Working)

Tom Buday

Co-CEO of Emission Free Generators, Inc.
Park City

Experience

Emission Free Generators, Inc.
Co-CEO
April 2022 - Present (2 months)

FOOP Organic Biosciences
Advisory Board Member
January 2021 - Present (1 year 5 months)

Nestle
Head of Marketing and Consumer Communication
April 2008 - August 2020 (12 years 5 months)

Nestle Purina
European Marketing Director
September 2003 - March 2008 (4 years 7 months)

Nestlé
VP Marketing - Friskies Petcare Division
1995 - 1999 (4 years)

Education

University of Cincinnati Carl H. Lindner College of Business
MBA, Marketing · (1980 - 1981)

Penn State University
BS, Marketing · (1976 - 1980)